UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Table of Contents

Exhibit Index

Exhibit No.	Description

99.1

Condensed Consolidated Interim Financial Statements of IHS Holding Limited for the three and nine months ended September 30, 2023 and Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.2

Amendment and Restatement Agreement dated November 6, 2023 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated June 2, 2021 among IHS Holding Limited, as borrower, Citibank Europe PLC, UK Branch, as facility agent, and the financial institutions listed therein as mandated lead arrangers and original lenders

99.3

Amendment Letter dated October 2, 2023 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated October 28, 2022 among IHS Holding Limited, Citibank Europe PLC, UK Branch, as facility agent and the financial institutions listed therein as bookrunner initial mandated lead arrangers and original lenders

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

IHS Holding Limited

Date: November 14, 2023	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief
Financial Officer